TORNADO GOLD INTERNATIONAL CORPORATION.
8600 Technology Way, Suite 118
Reno, NV 89521

July 18, 2008

VIA COURIER AND EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-7010
USA

Attention:	H. Roger Schwall, Assistant Director
and Sean Donahue, Division of Corporate Finance

Dear Sirs:

Re:	Tornado Gold International Corporation
Amendment 1 to Registration Statement on Form S-1/A
Filed May 9, 2008
File No. 333-139753

Thank you for your letter of June 6, 2008 with respect to Form S-1/A filed by Tornado Gold International Corporation (the “Company”) on May 9, 2008. Please find our responses to you comments below. As appropriate, we have amended our registration statement (the “Registration Statement”) in response to these comments. We have provided you with a marked copy of the amendment to expedite your review. We understand that you may have additional comments after reviewing our amendment and responses to your comments.

General

1. We have amended the disclosure to confirm that the offering and sale of securities in the 2006 Private Placement were completed on July 18, 2006. (Please see pages 5 and 19 of the Registration Statement). We have also removed the 2,272,500 shares of common stock issued to a selling stockholder as liquidated damages after the date that the Registration Statement was first filed with the Commission.

2. We have amended the disclosure to confirm that the securities subject to the Registration Statement are 5,980,000 shares of common stock issuable upon exercise of the warrants as part of the units of our securities acquired by certain purchasers in the 2006 Private Placement. (Please see pages 5 and 19 of the Registration Statement).

3. We have revised our disclosure to ensure that information contained in the Registration Statement is accurate and consistent. We have made clear that the Release and Settlement Agreement was entered into on March 5, 2008 and the shares of our common stock issued there under were issued on April 1, 2008. (Please see page 5 and 19 of the Registration Statement).

Signatures

4. We have revised our Registration Statement to include the necessary signatures by the majority of our board of directors.

If you would like to discuss our responses during your review, please contact our attorneys L.K. Larry Yen, at 604.891.7715. We look forward to your response.

Yours truly,

TORNADO GOLD INTERNATIONAL
CORPORATION

Per: /s/ George Drazenovic

George Drazenovic

Encl.

cc:	Clark Wilson LLP
attn: L.K. Larry Yen
(fax) 604.687.6314